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17018648

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pro Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, 29th Floor
(No. and Street)

New York, New York 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Paul Devito 347-809-3176
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000 New York, New York 10119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Paul Devito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pro Securities LLC, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title

ALEX VLASTAKIS
Notary Public, State of New York
No. 01VL6326757
Qualified in Richmond County
Commission Expires June 22, 2019



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016


BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Pro Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Pro Securities, LLC as of December 31, 2016. The statement of financial condition is the responsibility of Pro Securities, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Pro Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 21, 2017

PRO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	12,761
Due from Broker		3,697
Commissions Receivable - from affiliate		30,000
Other Assets		17
TOTAL ASSETS	$	46,475

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliate	$	4,500
Accrued expenses and other liabilities		17,817
TOTAL LIABILITIES		22,317
Member's Equity		24,158
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	46,475

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION

Pro Securities, LLC (the 'Company') is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an SEC and FINRA approved Alternative Trading System ("ATS"). During the calendar year 2016 the Company had limited trading activity (matching orders) in the after-hours trading session.

The Company is a wholly owned subsidiary of t0.com, Inc. (formerly Medici, Inc.) which is a majority owned subsidiary of Overstock.com, Inc.

The Company is affiliated with SpeedRoute, LLC, through common ownership. For the year ended December 31, 2016, the Company derived all its income from SpeedRoute, LLC and is economically dependent on SpeedRoute, LLC. If this relationship did not exist, the results of the Company may be significantly different from the reported results.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents.

Revenue Recognition

Securities transactions (and the related agency commission revenue and expense) are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. Significant accounting policies (continued)

Taxes

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for tax purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the parent company, Overstock.com, Inc. The Company records its proportional share of the income tax expense incurred by Overstock.com, Inc. and treats this as an amount due to its parent. However, there was no income earned during 2016 and accordingly no provision for income taxes was recorded. Further, management did not record a deferred tax asset associated with its net operating loss for 2016 due to the potential uncertainty of recovering this amount.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination, based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The Company is no longer subject to federal, state or city examinations by authorities for years before 2013.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December

NOTE 4. Net capital requirements (continued)

31, 2016, the Company had net capital of $24,141 which was $19,141 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.92 to 1 as of December 31, 2016.

NOTE 5. RELATED PARTY AND AFFILIATED TRANSACTIONS

During 2014, Overstock.com, Inc (SYM: OSTK) purchased 24.9% of the Company through its wholly-owned subsidiary, Medici, Inc. On December 28, 2015, pursuant to Rule 1017, FINRA approved the sale of the remainder of the Company to t0.com, Inc. (formerly Medici, Inc.) which is a majority owned subsidiary of Overstock.com, Inc.

The Company's only client is SpeedRoute, LLC, an entity related by common ownership, whose total volume of ATS matched trades for 2016 was 162,400 shares.

For the year ended December 31, 2016, the Company earned commissions income of $195,000 from SpeedRoute, LLC. Of this amount, $30,000 is receivable as of December 31, 2016, and included in "Commission receivable – from affiliate".

On July 1st, 2016, the Company entered an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of t0.com, Inc. The monthly overhead fee is $4,500. For the year ended December 31, 2016, the Company paid technology related services, rent and managerial support to t0 Technologies, LLC, in the amount of $27,000. Of this amount, $4,500 is payable as of December 31, 2016, and included in "Due to Affiliates".

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 7. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the

NOTE 7. Guarantees and Indemnifications (Continued)

occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated the impact of all subsequent events through February 21, 2017, the date the Company's financial statements were available to be issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Pro Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Pro Securities, LLC as of December 31, 2016. The statement of financial condition is the responsibility of Pro Securities, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Pro Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 21, 2017